Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 March 2023.

As at 31.03.23
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	15,701

£m
Group equity
Called up share capital and share premium	4,344
Other equity instruments	13,784
Other reserves	(1,993)
Retained earnings	53,564
Total equity excluding non-controlling interests	69,699
Non-controlling interests	956
Total equity	70,655
Group indebtedness
Subordinated liabilities	10,072
Debt securities in issue	116,647
Total indebtedness	126,719
Total capitalisation and indebtedness	197,374
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	17,505
Performance guarantees, acceptances and endorsements	6,557
Total contingent liabilities	24,062
Documentary credits and other short-term trade related transactions	1,418
Standby facilities, credit lines and other commitments	383,067
Total commitments	384,485

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